

Mail Stop 4631

October 19, 2017

Via E-mail
Brian J. Harris
Chief Financial Officer
Summit Materials, Inc.
Summit Materials, LLC
1550 Wynkoop Street, 3rd Floor
Denver, Colorado 80202

> **Re:** **Summit Materials, Inc.**
> **Summit Materials, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Response Dated August 23, 2017**
> **File No. 1-36873**
> **File No. 333-187556**

Dear Mr. Harris:

We have reviewed your August 23, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2017 letter.

(10) Income Taxes, page 104

1. Please provide us with the journal entries made in 2015 and 2016 that show the effects of the share exchange and tax receivable agreements on your financial statements (i.e., deferred tax assets and liabilities, valuation allowance, TRA expense and liability, et al.).   As part of your response, please also tell us how these journal entries flow through to your consolidated financial statements for fiscal years 2015 and 2016. In this regard, we note that as of September 26, 2015, you had $69 million non-TRA intangible assets deferred tax assets from your IPO and $249.9 million of deferred tax assets from the August 2015 exchange transaction for a total of $318.9 million in deferred tax assets. As of January 2, 2016, we note that you had $265.8 million in related deferred tax assets comprising $38.3 million of NOLs, $68.8 million of imputed interest, and $158.7 million intangible assets. Please tell us

what caused the $318.9 million of deferred tax assets as of September 26, 2015 to decline to $265.8 million as of January 2, 2016, for a difference of $53.1 million.

2. Regarding your response to comment 7 as it relates to the imputed interest deferred tax assets, please address the following:
    • Tell us why you believe it is appropriate to recognize the imputed interest deferred tax asset on a gross basis that considers payments under the tax receivable agreement that are not recognized for financial statement purposes. Please include the specific reference to the authoritative literature that supports your accounting.
    • Tell us what specific facts and circumstances you are considering when making the assumption that $197.2 million of tax receivable payments would be made as of 2025. As part of your response, please tell us why you only estimate the payments through 2025, and the total amount of payments assumed.

3. Regarding your response to comment 7 as it relates to the increase in the deferred tax assets related to the tax receivable agreement subsequent to the exchange transactions, please tell us why you remeasured the intangible assets deferred tax assets generated from the August 2015 exchange subsequent to the initial recognition of the exchange transaction, including the specific reference to the accounting literature that supports your accounting and the journal entry used to recognize the remeasurement. In addition, please tell us if you have remeasured the 2016 exchange transaction intangible asset deferred tax assets during fiscal year 2017, and if so, the amount of the change recognized along with the journal entry used to recognize the remeasurement.

4. We note from your response to comment 4 that you did not recognize a valuation allowance for $52.1 million of the deferred tax assets generated from the November 2016 exchange transaction, as you had a corresponding amount of "other deferred tax liabilities available." Please address the following:
    • Tell us the nature of the deferred tax liabilities, what generated the deferred tax liabilities, and the time period in which the deferred tax liabilities were generated.
    • Tell us why management considers these deferred tax liabilities to be a source of taxable income for the newly generated deferred tax assets from the November 2016 exchange transaction rather than the existing deferred tax assets generated from the 2015 exchange transaction. As part of your response, please include your consideration of the timing of the reversal of the deferred tax assets considered to be realizable and the corresponding deferred tax liabilities. Please confirm that your pre-November 2016 deferred tax assets would not reverse at the same time as the $52.1 million of deferred tax liabilities.

5. As part of your response to comment 6, you state that you acquire the tax basis related to the LP Units that includes deferred tax liabilities related to accelerated depreciation taken prior to the LP Units being acquired. Please help us better understand what you mean by this statement. As part of your enhanced explanation, please tell us the amount of deferred tax assets and deferred tax liabilities by type recognized as a result of your increase in ownership

interest from the August 2015 exchange transaction and the November 2016 exchange transaction. In this regard, it is unclear why accelerated depreciation deferred tax liabilities would be recognized in conjunction with the November 2016 exchange transaction and not the August 2015 exchange transaction.

6. We note from your response to comment 4 that you first allocate the $127.4 million of deferred tax liabilities attributable to Summit Inc. to your non-tax receivable agreement deferred tax assets with the remainder allocated to the deferred tax assets subject to the tax receivable agreement. Please explain to us how you determined the ordering of the utilization of the deferred tax liabilities in this manner, and whether the tax code allows you to order the utilization against the non-TRA deferred tax assets first.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction